Exhibit 99.3

Pediment Secures Surface Rights at San Antonio

Press Release

Source: Pediment Gold Corp.

Tuesday December 1, 2009

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 12/01/09) - Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News)(Frankfurt:P5E - News) ("Pediment" or "the Company") is pleased to announce it has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of its San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment for access and annual per hectare payments for areas subject to exploration or other disturbance within the Pediment concession holdings which total approximately 8,100 hectares. Active exploration and/or production areas within the concessions can be increased or decreased as required during the life of the agreement.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area.

The Ejido has agreed to the purchase terms and price for the land. The parties are working towards having the agreed area removed from the communal Ejido land tenure and redefined as an individual lot that can be transferred to Pediment. In addition, the parties signed a separate agreement to transfer rights to certain waste rock material within the Company's concession areas to the Ejido.

Pediment's President Gary Freeman commented that, "Pediment has always made a point of keeping Ejidos and other stakeholders in our project areas informed, and ensured local sourcing of goods and services and provision of employment opportunities whenever practical. In return the Ejidos have been supportive of Pediment's efforts to explore for minerals and move them to development, as evidenced by these agreements. We look forward to many years of cordial and mutually beneficial relationships with local stakeholders in the San Antonio area."

Pediment Gold Corp.

Gary Freeman, President & CEO

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration and development activities at the Company's San Antonio property. Such statements include, without limitation, statements regarding the Company's surface rights agreements at its San Antonio property. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

The TSX has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Contacts:

Pediment Gold Corp.

Gary Freeman

(604) 682-4418

Pediment Gold Corp.

Michael Rapsch

(604) 682-4418

www.pedimentgold.com